  Exhibit 99.1

Auryn Trenches 184 meters of 0.57% Copper-Gold Equivalent at Sombrero

Vancouver, British Columbia – March 12, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG, “Auryn” or the “Company”) is pleased to announce results from the first trench at the Fierrazo area at the Sombrero copper-gold project in southern Peru. Trench 20 is characterized by a continuous broad interval of both endoskarn and exoskarn mineralization that sampled 184 meters of 0.57% copper equivalent, including three higher grade internal intervals of 20 meters of 1.53% copper equivalent (1.50% copper and 0.04 g/t gold), 24 meters of 0.76% copper equivalent (0.70% copper and 0.09 g/t gold) and 20 meters of 0.95% copper equivalent (0.32% copper and 0.99 g/t gold) (Figure 1 & Table 1).

A Message from Ivan Bebek, Executive Chairman & Director:

“This trench considerably increases our confidence that Sombrero could develop into a major copper-gold discovery. Trench 20 is the widest trench we have completed due to access to bedrock, and the grade is comparative to major mines along the Las Bambas belt nearby.

We are very excited about additional trenches at Fierazzo, which are underway, and to begin surface work at the Nioc, Good Lucky and Totora targets. We anticipate a steady flow of trenching and sampling results in the months ahead prior to receiving our first drill permit at Sombrero Main.”

Significance of Trench Results to the Sombrero Project:

The results from Trench 20, from the recently optioned Fierrazo concession (see press release from Dec 19, 2018), extend the known copper-gold skarn mineralization to over a 3.5-kilometer strike length along the margins of the contact zone between the Ferrobamba limestone and the mineralizing intrusive. The results from trenching programs to date provide a large-scale target where both high-grade exoskarn (109 meters of 0.70% copper equivalent in Trench 18 [3.5 km from Trench 20]) and bulk tonnage endoskarn mineralization (105 meters of 0.30% copper equivalent in Trench 09 [1.5 km from Trench 20]) have been encountered (Figure 2).

Trench 20 extends the copper-gold mineralization 1.5 kilometers to the northeast of previous results from Trench 09. The area between the mineralized trenches is obscured with post-mineralization volcanic cover, but based on the continuity of mineralization observed on surface and robust chargeability geophysical anomalies, Auryn believes the mineralized system continues beneath the cover.

Geologic Details at the Fierrazo License:

Importantly, a previously unrecognized block of Ferrobamba limestone has been encountered in the Fierrazo trenching program. It is dipping steeply to the west, indicating excellent depth potential from the mineralization encountered on surface at Trench 20. In addition, evolved monzonite porphyry dikes have been recognized, which demonstrates the potential for significant porphyry mineralization. A total of four additional trenches are currently in process at the Fierrazo license to better define the surface mineralization and the geometry of the Ferrobamba limestone, which coincides with a 750-meter by 250-meter copper-in-soils geochemical anomaly (Figure 3).

A Message from Michael Henrichsen, COO & Chief Geologist:

“We are very impressed with our first trench at the Fierrazo concession area. The long, continuous copper-gold results validate our exploration model and have given our technical team a great deal of confidence in the potential of the project to deliver a discovery drill hole in the first ever drill program at the project.”

Sombrero Exploration Plans:

Auryn plans to expand its surficial exploration program, which includes soil sampling, rock sampling, trenching and geophysical surveys at the Nioc, Good Lucky and Totora target areas. These targets are characterized by strong skarn and porphyry styles of mineralization at surface (Figure 4). Drill targets will be developed at each of these mineralized intrusive centers with applications for drilling permits expected to be completed by the end of 2019.

Table 1: Trench Results

Sombrero Fierrazo License – Copper & Gold Significant Intercepts*
Trench	From (m)	To (m)	Interval (m)	Cu (%)	Au (g/t)	CuEQ (%)	AuEQ (g/t)
19SRT-20	178	362	184	0.47	0.16	0.57	0.90
Incl.	178	198	20	1.50	0.04	1.53	2.41
Incl.	222	246	24	0.70	0.09	0.76	1.20
Incl.	274	294	20	0.32	0.99	0.95	1.50
	464	474	10	0.22	0.02	0.23	0.37
*No less than 5m of >= 0.1 g/t Cu, maximum dilution 6m Metal price used for Eq calculations: Au $1300/oz and Cu $3.00/lb, no adjustments for metallurgical recoveries have been made.

Sombrero: Fierrazo 2019 Trench Highlights

AURYN RESOURCES
Legend
Trench Cu %
< 0.1%
0.1 - 0.25%
0.25 - 0.5%
0.5 - 1%
> 1%
Geology
Volcanic Cover
Ferrobamba limestone
Sediment
Intrusive Porphyritic
Intrusive Equigranular
Texture Obliterated
Monzonite porphyry dyke
20m of 0.95% CuEQ with 0.32% Cu & 0.99 g/t Au
24m of 0.76% CuEQ
20m of 1.53% CuEQ
Trench 19SRT-20
10m of 0.23% CuEQ
184m of 0.57% CuEQ
Trench 19SRT-21
(Results pending)
N
100 m
Intrusive
Sediment
Ferrobamba Limestone
Trench 19SRT-22
(Results pending)

Figure 1: Illustrates the results from Trench 20 where 184 meters of 0.57% copper equivalent was encountered in both endoskarn and exoskarn styles of mineralization.

Sombrero: Fierrazo 2019 Trench Highlights

Sombrero
Uchuy
Totora
Good Lucky
Nioc
Fierrazo
Sombrero Main
Legend
Sombrero Claim
Trench Intercept
Target Area
2019 Pedning Trench Result
2019 Planned Trench
Marble
Wollastonite
Pyrite Outcrop
Geology
Superficial
Volcanic Cover
Quaternary Cover
Ferrobamba limestone
Sediment
Diorite to Monzodiorite
Texture Obliterated
Fierrazo Area
Trench 18SRT-15: 22m of 0.53% CuEQ 50m of 0.34% CuEQ
Trench 18SRT-09: 105m of 0.30% CuEQ
Intrusive
Trench 18SRT-08: 60m of 0.29% CuEQ 99m of 0.46% CuEQ
Trench 18SRT-18: 16m of 0.53% CuEQ 109m of 0.70% CuEQ* including: - 30m of 1.93% CuEQ - 54m of 0.34% CuEQ 24m of 0.73% CuEQ
Trench 18SRT-17: 6m of 0.63% CuEQ 6m of 0.21% CuEQ
1.5 km extended target area
Trench 19SRT-20: 184m of 0.57% CuEQ including: - 20m of 1.53% CuEQ - 24m of 0.76% CuEQ - 20m of 0.95% CuEQ 10m of 0.23% CuEQ
3.5 km target area
Ferrobamba Limestone
Trench 18SRT-16: 64m of 0.27% CuEQ 10m of 0.58% CuEQ 4m of 0.56% CuEQ 66m of 0.28% CuEQ
N
1 km
* Refer to news release dated September 26, 2018

Figure 2: Illustrates the position of Trench 20 relative to Auryn’s previously announced trench results. In total, Auryn has now trenched significant copper-gold mineralization over 3.5 kilometers of strike length and has extended mineralization by 1.5 kilometers to the northeast with the results from Trench 20.

Sombrero: Fierrazo Current Trenching Program

Fierrazo Area
19SRT-04
Intrusive
19SRT-03
750m by 250m of
+600ppm pXRF copper in soil
19SRT-21
19SRT-22
Sediment
Trench 19SRT-20:
184m of 0.57% CuEQ
including:
- 20m of 1.53% CuEQ
- 24m of 0.76% CuEQ
- 20m of 0.95% CuEQ
10m of 0.23% CuEQ
Legend
Sombrero Claim
Trench Intercept
2019 Pedning Trench Result
2019 Planned Trench
Geology
Volcanic Cover
Ferrobamba limestone
Sediment
Intrusive Porphyritic
Intrusive Equigranular
Texture Obliterated
N
500 m

Figure 3: Illustrates the planned trenches at Fierrazo on the copper in soils geochemical anomaly.

Sombrero: Future Exploration at Additional Mineralized Centers

AURYN RESOURCES

Legend
Auryn Claims
Infinita Prosperidad Minera
Fresnillo Peru S.A.C
Other Claims
Uchuy
Rock sample:
0.495 g/t Au, 285 g/t Ag, 1.385% Cu
Totora
Copper-gold porphyry mineralization
Rock sample:
0.21-5.07 g/t Au & 0.3-3.14% Cu
Good Lucky
Copper-gold skarn mineralization
Rock sample:
0.30-5.12 g/t Au, 0.54-4.29% Cu
Nioc
Rock samples up to 5.88 g/t Au
& 9.09% Cu
Fierrazo
Trench 19SRT-20:
184m of 0.56% CuEQ
including:
- 20m of 1.52% CuEQ
- 24m of 0.75% CuEQ
- 20m of 0.89% CuEQ
10m of 0.23% CuEQ
Infinita Prosperidad Minera
Fresnillo Peru S.A.C
Sombrero Main
Rock samples up to 193 g/t Au &
16% Cu
Trench: 109m of 0.70% CuEQ*
(Drill permit pending)
Milpoc
Rock sample:
0.2-8.75% Cu, 1.57-101 g/t Ag
N
6 km
Sombrero North
Sombrero South
* Refer to news release dated September 26, 2018

Figure 4: Illustrates the mineralized centers at Sombrero, Nioc, Good Lucky and Totora where future surface work programs are planned.

Michael Henrichsen, P.Geo, COO of Auryn, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek

Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com, or visit www.aurynresources.com

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

About Sombrero

This project consists of the North Sombrero and South Sombrero properties, comprising over 120,000 hectares of mineral claims owned or optioned by Auryn Resources. The copper-gold Sombrero mining concessions are located 340 kilometers SE of Lima in southern Peru and are hosted in the Andahuaylas-Yauri belt. This belt is interpreted to be on the north-western margins of this Eocene-Oligocene aged copper-gold porphyry and skarn belt that hosts the Las Bambas, Haquira, Los Chancas, Cotambambas, Constancia, Antapaccay and Tintaya deposits. The project is characterized by a strong structural control and significant copper and gold values from historical surface samples. The principle targets at Sombrero are copper-gold skarn and porphyry systems and precious metal epithermal deposits.

Trenches 2019 (Sombrero, Peru)

Analytical samples were taken from each 2-meter interval of trench floor resulting in approximately 2-3kg of rock chips material per sample. Collected samples were sent to ALS Lab in Lima, Peru for preparation and analysis. All samples are assayed using 30g nominal weight fire assay with atomic absorption finish (Au-AA25) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where MS61 results were greater or near 10,000 ppm Cu, Zn or Pb the assay was repeated with ore grade four acid digest method (OG62). QA/QC programs for 2019 trench grab samples using internal standard and blank samples; field and lab duplicates indicate good overall accuracy and precision.

Intervals were calculated using a minimum of a 0.1% Cu cut-off at beginning and end of the interval and allowing for no more than five consecutive meters of less than 0.1% Cu with a minimum length of the resulting composite of 5m.

Copper and gold equivalent grades (CuEq and AuEq) were calculated using gold price of $1300/oz and copper price of $3.00/lb.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2017 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.